August 19, 2025

Joseph M. Otting
Chief Executive Officer
Flagstar Financial, Inc.
102 Duffy Avenue
Hicksville, NY 11801

        Re: Flagstar Financial, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed August 8, 2025
            File No. 001-31565
Dear Joseph M. Otting:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 12

1. We note that you discuss the differences between the application of the securities laws as administered by the OCC for national banks compared to the application of the
       1933 Act and 1934 Act as administered by the Commission for other registrants. Add a risk factor to clarify that, to the extent that you do not continue to file your reports with the Commission on a voluntary basis, that investors may find it more difficult to access your reports.
 August 19, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Jared Fishman, Esq.